Independent Accountant's  Report

To the Board of Directors
Dreyfus Growth and Value Funds, Inc. -
Dreyfus Small Company Value Fund

We have examined management's assertion about
Dreyfus Growth and Value Funds, Inc. -
Dreyfus Small Company Value Fund's
(the "Company") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 ("the Act") as of
October 31, 2000, with respect to securities and similar investments reflected in the investment account of the Company, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940. Management is responsible for the Company's compliance with those requirements. Our responsibility is to express an opinion on management's assertion about the Company's compliance based on our examination.

Our examination was made in accordance with standards
established by the American Institute of Certified Public
Accountants and accordingly, included examining, on a
test basis, evidence about the Company's compliance with
those requirements and performing such other procedures
as we considered necessary in the circumstances. Included
among our procedures were the following tests performed
as of October 31, 2000, and with respect to
agreement of security and similar investments purchases
and sales, for the period from July 31,  2000
(the date of last examination) through October 31, 2000;

Count and inspection of all securities and similar investments located in the vault of Mellon Bank in New York, without prior notice to management;

Confirmation of all securities and similar investments held by institutions in book entry form (i.e., the Federal Reserve Bank of Boston, the Depository Trust Company and the Participant
Trust Company);

Reconciliation of confirmation results as to all such securities and investments to the books and records of the Company and Mellon Bank;

Confirmation of all repurchase agreements, if any, with brokers/banks and agreement of underlying collateral with Mellon Bank's records;

Agreement of investment purchases and sales or maturities since our last examination from the books and records of the Company to broker confirmations.

We believe that our examination provides a reasonable basis
for our opinion.   Our examination does not provide a legal
determination on the Company's compliance with specified requirements.

In our opinion, management's assertion that Dreyfus Growth and Value Funds, Inc. -
Dreyfus Small Company Value Fund
was in compliance with
the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2000 with respect to securities and similar investments reflected in the investment account of the Company is fairly stated, in all material respects.

This report is intended solely for the information and use of management of Dreyfus Growth and Value Funds, Inc. - Dreyfus Small Company Value Fund and the Securities and Exchange Commission and should not be used for any other purpose.

               ERNST & YOUNG LLP

New York, New York
December 28, 2000




          UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
       Washington, DC 20549

           FORM N-17f-2

Certificate of Accounting or Securities and Similar
  Investments in the Custody of
 Management Investment Companies

Pursuant to Rule 17f-2 [17 CRF 270.17f-2]

1. Investment Company Act File     Date examination
    Number:              completed:
    811-7123             12/28/00

2.   State Identification Number:

AL   AK   AZ   AR   CA   CO
CT   DE   DC   FL   GA   HI
ID   IL   IN   IA   KS   KY
LA   ME   MD   MA   MI   MN
MS   MO   MI   NE   NV   NH
NJ   NM   NY   NC   ND   OH
OK   OR   PA   RI   SC   SD
TN   TX   UT   VT   VA   WA
WV   WI   WY   PUERTO
               RICO

Other
Specify:

3. Exact name of investment company as specified in registration statement:

4. Address of principal executive office: (number, street, city, state, zip code) 200 Park Avenue, 55th Floor , New York, NY 10166

INSTRUCTIONS

     The Form must be completed by investment companies that have custody of securities or similar investments

Investment Company

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examine securities and similar investments in the custody of the investment company.

Accountant

3.   Submit this Form to the Securities and Exchange
     Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange
     Commissions's principal office in Washington D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

 THIS FORM MUST BE GIVEN TO YOUR
  INDEPENDENT PUBLIC ACCOUNTANT


Management Statement Regarding Compliance with
        Certain Provisions
of the Investment Company Act of 1940

We, as members of management of
Dreyfus Growth and Value Funds, Inc. -
Dreyfus Small Company Value Fund (the
"Company"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management
Investment Companies," of the Investment Company

Act of 1940. We are also responsible for establishing and maintaining effective controls over compliance with those requirements. We have performed an evaluation of the Company's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of October 31, 2000.

Based on this evaluation, we assert that the Company was in compliance with the requirements of subsections
(b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of October 31, 2000 with respect to securities and similar investments reflected in the investment account of the Company.

Dreyfus Growth and Value Funds, Inc. -
Dreyfus Small Company Value Fund

By:

     /s/Joseph W. Connolly
     Joseph W. Connolly,
     Vice President & Treasurer
     The Dreyfus Corporation

     /s/Jim Windels
     Jim Windels
     Assistant Treasurer
     Dreyfus Growth and Value Funds, Inc. -
     Dreyfus Small Company Value Fund